CUSIP No. 598511103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MIDWESTONE FINANCIAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

598511103

(CUSIP Number)

Kurt R. Weise

945 Winnetka Avenue N. Suite 145

Golden Valley, MN 55427

(763) 512-5299

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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13D

1	Name of Reporting Persons John M. Morrison

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 431,393

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 431,393

11	Aggregate Amount Beneficially Owned by Each Reporting Person 431,393

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.6%

14	Type of Reporting Person IN

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13D

1	Name of Reporting Persons John M. Morrison Revocable Trust #4

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 245,693

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 245,693

11	Aggregate Amount Beneficially Owned by Each Reporting Person 245,693

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.1%

14	Type of Reporting Person OO

CUSIP No. 598511103

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the prior statement on Schedule 13D as filed on May 11, 2015, as amended by Amendment No. 1 to Schedule 13D as filed on February 1, 2016 (collectively, the “Schedule 13D”), by John M. Morrison (“Mr. Morrison”) and John M. Morrison Revocable Trust #4 (the “Trust” and, together with Mr. Morrison, the “Reporting Persons”), related to the common stock, par value $1.00 per share (“Common Stock”), of MidWestOne Financial Group, Inc., an Iowa corporation (the “Issuer”).  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged in all material respects. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.  This Amendment No. 2 is being filed by the Reporting Persons in connection with the sale of 2,000,000 shares of the Common Stock by the Trust pursuant to the Underwriting Agreement, dated March 17, 2017 (the “Underwriting Agreement”), among the Issuer, the Trust and Keefe, Bruyette & Woods, Inc., as the underwriter (the “Underwriter”).

Item 1.                                                         Security and Issuer.

There are no amendments to Item 1 of the Schedule 13D pursuant to this Amendment No. 2.

Item 2.                                                         Identity and Background.

Item 2 of the Schedule 13D is hereby amended by deleting paragraph (c) thereof and inserting the following:

(c)           Mr. Morrison is a director of the Issuer.  The address of the Issuer is 102 South Clinton Street, Iowa City, Iowa 52240.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

Since the Schedule 13D was filed, shares of Common Stock for which the Reporting Persons are reporting beneficial ownership herein have been acquired or disposed of in the following manner:

(a)           On May 15, 2016, the Trust acquired beneficial ownership of 500 shares of the Common Stock pursuant to a grant by the Issuer of restricted stock units which vest on May 15, 2017.  All non-employee directors of the Issuer were granted 500 restricted stock units on that date.

(b)           On May 15, 2016, in connection with the vesting of 500 restricted stock units that were awarded on May 15, 2015 held directly by Mr. Morrison, the 500 shares of Common Stock that were issued upon the vesting of the restricted stock units were registered in the name of the Trust rather than in the name of Mr. Morrison.

CUSIP No. 598511103

(c)           On December 9, 2016, the John M. & Susan Morrison Foundation, a private registered charitable foundation (the “Foundation”) made a gift of 14,300 shares of the Common Stock.

(d)           On December 20, 2016, the Trust made a gift of 20,890 shares of the Common Stock to the Community Foundation of Collier County (Naples, FL), a public registered charitable foundation.  The Reporting Persons do not retain any direction on the voting and disposition of shares held by the Community Foundation of Collier County.

(e)           On March 22, 2017, the Trust sold 2,000,000 shares of the Common Stock for $32.88 per share in a public offering transaction pursuant to the terms of the Underwriting Agreement.

Item 4.                                                         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

The purpose of filing this Amendment No. 2 is to update the beneficial ownership of the Reporting Persons previously disclosed as a result of the transactions of the Common Stock described in Item 3 and as described below.

Pursuant to the Underwriting Agreement, on March 22, 2017, the Trust sold 2,000,000 shares of the Common Stock to the Underwriter at a price of $32.88 per share in a registered offering (the “Public Offering”).  In connection with the Public Offering, the Trust and directors and executive officers of the Issuer, including Mr. Morrison, entered into a lock-up agreement (the “Lock-up Agreement”) with the Underwriter.  Under the Lock-up Agreement, each party to the Lock-up Agreement agreed, subject to certain exceptions, not to sell specified securities of the Issuer for a period of 60 days.

The summaries of the Underwriting Agreement and Lock-up Agreement contained in this Item 4 are qualified in their entirety by reference to the Underwriting Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Except as described in this Item 4 and Item 6 of this Amendment No. 2, the Reporting Persons have no current plans or proposals that would result in any of the actions required to be reported herein.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a), (b), (c), (d) and (e) thereof and inserting the following:

(a)           For purposes of calculating each Reporting Person’s beneficial ownership percentage, the total shares of Common Stock outstanding is based on 11,959,521 shares of Common Stock outstanding as of March 22, 2017.

CUSIP No. 598511103

As of March 22, 2017, Mr. Morrison beneficially owned 431,393 shares of Common Stock, representing approximately 3.6% of the outstanding shares of Common Stock.  This amount consisted of no shares of Common Stock held individually, 245,693 shares of Common Stock held by the Trust, for which Mr. Morrison is the sole trustee, and 185,700 shares of Common Stock held by the Foundation.  Because Mr. Morrison and his spouse serve as directors of the Foundation and have voting and investment power over the shares of the Common Stock, Mr. Morrison is deemed to have beneficial ownership over such shares.

As of March 22, 2017, the Trust beneficially owned 245,693 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock.

(b)           Mr. Morrison has sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, no shares of the Common Stock.  As the sole trustee of the Trust, Mr. Morrison shares with the Trust the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 245,693 shares of the Common Stock held by the Trust.  As a director of the Foundation, Mr. Morrison shares the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 185,700 shares of the Common Stock held by the Foundation.

(c)           No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above

(d)           Except as described herein, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock of the Issuer reported on this Schedule 13D.

(e)           Mr. Morrison and the Trust each ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on March 22, 2017.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6.

Item 7.                                                         Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

3.             Underwriting Agreement, dated March 17, 2017, by and among MidWestOne Financial Group, Inc., John M. Morrison Revocable Trust #4 and Keefe, Bruyette & Woods, Inc. (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2017).

CUSIP No. 598511103

4.             Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2017).

CUSIP No. 598511103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated:  March 29, 2017

By:	/s/ John M. Morrison
Name:	John M. Morrison

By:	/s/ John M. Morrison
Name:	John M. Morrison, Trustee for the John M. Morrison Revocable Trust #4